FORM 6-K

  UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

  Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2005

Goldcorp Inc. (Translation of registrant's name into English)
Suite 1560, 200 Burrard Street Vancouver, British Columbia V6C 3L6 Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	....[ ].....	Form 40-F	....[X]....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note:Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	[ ]	No	[X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Suite 1560 - 200 Burrard St. Vancouver, BC, V6C 3L6 Tel: (604) 696-3000 Fax: (604) 696-3001
Toronto Stock Exchange: G	New York Stock Exchange:GG

GOLDCORP CONFIRMS AGREEMENT TO ACQUIRE PLACER ASSETS IN CONNECTION WITH FRIENDLY BARRICK - PLACER DOME TRANSACTION

Vancouver, BC, December 22, 2005 - Goldcorp Inc. (“Goldcorp”)(GG:NYSE; G:TSX) today announced that it has confirmed its previous agreement to acquire certain mining assets of Placer Dome Inc. from Barrick Gold Corporation upon successful completion of the friendly Barrick-Placer Dome transaction announced today. The purchase price will be US$1.485 billion in cash. Subject to any required consents and governmental approvals, Goldcorp will acquire Placer Dome’s interest in the Campbell mine, the Porcupine JV and the Musselwhite JV in Ontario, as well as a 50% interest in the La Coipa gold/silver mine in Chile and a 40% interest in the Peublo Viego development project in the Dominican Republic. In order to fund the proposed acquisition, Goldcorp intends to use a portion of its current cash balances and existing credit facilities of over US$1.6 billion.

“We are pleased that Barrick and Placer Dome have agreed to a friendly transaction and look forward to concluding the acquisition of the Campbell mine and the portfolio of other operating, development and exploration assets.” said Ian Telfer, President and CEO of Goldcorp. “We believe that the increased purchase price is justified as a result of recent increases in gold prices, the exploration success at Red Lake announced by Placer Dome on December 19, 2005 and additional synergies and tax efficiencies that we expect to arise from a friendly transaction. The recent discovery by Placer Dome of high-grade zones at the Campbell mine, including a down-dip extension of Goldcorp’s Red Lake High Grade Zone validates Goldcorp’s view of the significant exploration potential at the Red Lake camp.”

Goldcorp is the world’s lowest cost and fastest growing million ounce gold producer. As a result of this transaction, gold production in 2006 is expected to exceed 2.0 million ounces at a cash cost of approximately US$150 per ounce.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of each of Goldcorp Inc. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver and copper, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Goldcorp and Virginia, respectively, to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver and copper; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in (a) the section entitled “Description of the Business - Risk Factors” in Goldcorp’s Form 40-F for the year ended December 31, 2004 on file with the Securities and Exchange Commission in Washington, D.C. and (b) the section entitled “Description of the Business - Risk Factors” in Wheaton River Minerals Ltd.’s Form 40-F for the year ended December 31, 2004 on file with the Securities and Exchange Commission in Washington, D.C.,. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Goldcorp does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

For further information, please contact:

Julia Hasiwar
Director, Investor Relations
Goldcorp Inc.
1560-200 Burrard Street
Vancouver, British Columbia, V6C 3L6
Telephone: (604) 696-3011
Fax: (604) 696-3001
e-mail: info@goldcorp.com
website: www.goldcorp.com

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDCORP INC.

Date: December 22, 2005	/s/ Anna M. Tudela
Name: Anna M. Tudela
Title: Assistant Corporate Secretary and Manager, Legal